Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

PAYONEER GLOBAL INC.

Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 19,623,307.08	0.0001476	$ 2,897.00
Fees Previously Paid
	Total Transaction Valuation:	$ 19,623,307.08
	Total Fees Due for Filing:			$ 2,897.00
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 2,897.00
Offering Note
[1]	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 25,158,086 warrants for a purchase price of $0.78 per Warrant, for a transaction valuation of $19,623,307.08.